SECURIT 13010271 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15074

SEC Mail Processing Section
JAN 29 2013
Washington DC
400

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/1/11 (MM/DD/YY) AND ENDING 11/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Jefferies & Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 Madison Avenue
(No. and Street)

New York (City) | New York (State) | 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peregrine C. Broadbent | 212-284-2338 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) | NY (City) | NY (State) | 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

JEFFERIES & COMPANY, INC. AND SUBSIDIARIES

TABLE OF CONTENTS

This report ** contains (check all applicable boxes): **Page**

*** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

**** See Note 1 Organization and Basis of Presentation – Consolidation of the Notes to the Consolidated Financial Statements.*

AFFIRMATION

I, Peregrine C. Broadbent, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to Jefferies & Company, Inc. and subsidiaries as and for the year ended November 30, 2012, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature	January 28, 2013 Date

Executive Vice President and Chief Financial Officer
Title

Subscribed and Sworn to before me
on this 28th day of January 2013

Notary Public
MY COMMISSION EXPIRES 7.4.2017

JEFFERIES & COMPANY, INC. AND SUBSIDIARIES

(SEC I.D. No. 8-15074)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF NOVEMBER 30, 2012
INDEPENDENT AUDITORS' REPORT AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 and
Regulation 1.10(g) under the Commodity Exchange Act
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Jefferies & Company, Inc., and Subsidiaries
New York, New York

We have audited the accompanying consolidated statement of financial condition of Jefferies & Company, Inc. and subsidiaries (the "Company") as of November 30, 2012, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodities Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Jefferies & Company, Inc. and subsidiaries at November 30, 2012, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

January 28, 2013

JEFFERIES & COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF NOVEMBER 30, 2012
(Dollars in thousands, except per share amounts)

ASSETS	
Cash and cash equivalents	$ 1,167,759
Cash and securities segregated and on deposit for regulatory purposes or deposited with clearing and depository organizations	1,104,203
Financial instruments owned, at fair value, including securities pledged of $8,752,301	10,844,794
Securities borrowed	4,954,742
Securities purchased under agreements to resell	2,612,715
Receivables:	
Brokers, dealers, and clearing organizations	223,315
Customers	669,561
Fees, interest, and other	122,402
Due from affiliates	20,763
Premises and equipment, net	127,592
Goodwill	254,398
Other assets	191,426
Total assets	$ 22,293,670
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Short-term borrowings	$ 150,000
Financial instruments sold, not yet purchased, at fair value	3,930,327
Securities loaned	1,996,699
Securities sold under agreements to repurchase	7,154,212
Payables:	
Brokers and dealers	2,098,591
Customers	2,702,731
Due to Parent and affiliates	376,047
Accrued expenses and other liabilities (including $60,004 from VIE)	717,539
	19,126,146
Subordinated liabilities	1,250,000
STOCKHOLDER'S EQUITY:	
Class A Common Stock of $0.10 par value; authorized, issued, and outstanding 11,000 shares	$ 1
Additional paid-in capital	1,124,564
Accumulated other comprehensive loss	(578)
Retained earnings	793,537
Total stockholder's equity	1,917,524
Total liabilities and stockholder's equity	$ 22,293,670

See notes to Consolidated Statement of Financial Condition.

1. ORGANIZATION AND BASIS OF PRESENTATION

Organization and Business — Jefferies & Company, Inc. (the "Company") is a wholly owned subsidiary of Jefferies Group, Inc. (the "Parent"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer under the Securities Exchange Act of 1934 (the "Act"), is registered as an introducing broker with the Commodity Futures Trading Commission ("CFTC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The accompanying Consolidated Statement of Financial Condition include the accounts of the Company and its wholly owned subsidiary, Jefferies Insurance Holdings LLC, and all other entities in which it has a controlling financial interest.

The Company operates and is managed as a single business segment, that of an institutional securities broker-dealer, which provides several types of financial services, including sales, trading, financing and market making activities in equity, high yield, corporate bond, mortgage- and asset-backed, municipal, government and agency, convertible and international securities, as well as fundamental research and prime brokerage services. The Company provides investment banking services comprising securities underwriting and distribution and financial advisory services, including advice on mergers and acquisitions, recapitalizations and restructurings.

On November 12, 2012, the Parent entered into an Agreement and Plan of Merger with Leucadia National Corporation ("Leucadia") (the "Merger Agreement"). The Merger Agreement provides that, upon the terms and subject to the conditions set forth within the Merger Agreement, the Parent will become an indirect subsidiary of Leucadia and continue to operate as the holding company to the various regulated and unregulated operating subsidiaries, including the Company.

During 2013, the Parent intends to merge Jefferies High Yield Trading, LLC ("JHYT"), an indirect subsidiary of the Parent and registered broker dealer, with the Company pending completion of the Parent's merger with Leucadia. JHYT engages in secondary sales and trading of high yield securities and special situation securities, including bank debt, post-reorganization equity, public and private equity, equity derivatives and other financial instruments. JHYT also makes markets in high yield and distressed securities and provides research coverage on these types of securities. JHYT does not hold funds or securities for customers and clears transactions on a fully disclosed basis through the Company. See also Note 16, Related Party Transactions, for further information about JHYT and its current transactions and balances with the Company.

Basis of Presentation — The accompanying Consolidated Statement of Financial Condition has been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). These principles require management to make estimates and assumptions that may affect the amounts reported in the Consolidated Statement of Financial Condition and accompanying notes. The most significant of these estimates and assumptions relate to fair value measurements, compensation and benefits, goodwill, legal reserves and the realizability of deferred tax assets. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Consolidation — The Company's policy is to consolidate all entities in which it controls by ownership a majority of the outstanding voting stock. In addition, the Company consol idates entities which meet the definition of a variable interest entity for which it is the primary beneficiary. The primary beneficiary is the party who has the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and who has an obligation to absorb losses of the entity, or a right to receive benefits from the entity that could potentially be significant to the entity. In situations where the Company has significant influence but not control of an entity that does not qualify as a variable interest entity, it applies the equity method of accounting or fair value accounting pursuant to the fair value option election. See Note 8, Variable Interest Entities for further discussion on variable interest entities.

All material intercompany accounts and transactions have been eliminated in consolidation.

Subsequent events — Management has evaluated events and transactions that occurred subsequent to November 30, 2012 through the date that the Consolidated Statement of Financial Condition was issued, and determined that there were no events or transactions during such period that would require recognition or disclosure in the Consolidated Statement of Financial Condition.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents — Cash equivalents consist of money market funds not held for resale with original maturities of three months or less.

Cash and Securities Segregated and on Deposit for Regulatory Purposes or Deposited With Clearing and Depository Organizations — In accordance with Rule 15c3-3 of the Act, the Company is obligated to segregate cash or qualified securities for the exclusive benefit of its clients. In addition, certain financial instruments used for initial and variation margin purposes with clearing and depository organizations are included in this caption.

Foreign Currency Translation — Assets and liabilities of its foreign subsidiary having a non-U.S. dollar functional currency is translated at exchange rates at the end of the year.

Financial Instruments — Financial instruments owned and Financial instruments sold, not yet purchased are recorded at fair value, either as required by accounting pronouncements or through the fair value option election. These instruments primarily represent the Company's trading activities and include both cash and derivative products. Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).

Fair Value Hierarchy. In determining fair value, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect the assumptions that market participants would use in pricing the asset or liability developed based on

the best information available in the circumstances. The Company applies a hierarchy to categorize its fair value measurements broken down into three levels based on the transparency of inputs:

Level 1 — Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level 2 — Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these financial instruments include cash instruments for which quoted prices are available but traded less frequently, derivative instruments whose fair value have been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level 3 — Instruments that have little to no pricing observability as of the reported date. These financial instruments are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

Financial instruments are valued at quoted market prices, if available. Certain financial instruments have bid and ask prices that can be observed in the marketplace. For financial instruments whose inputs are based on bid-ask prices, the financial instrument is valued at the point within the bid-ask range that meets the Company's best estimate of fair value. The Company uses prices and inputs that are current as of the measurement date. For financial instruments that do not have readily determinable fair values using quoted market prices, the determination of fair value is based upon consideration of available information, including types of financial instruments, current financial information, restrictions on dispositions, fair values of underlying financial instruments and quotations for similar instruments.

The valuation of financial instruments may include the use of valuation models and other techniques. Adjustments to valuations derived from valuation models may be made when, in management's judgment, the features of the financial instrument, such as its complexity or the market in which the financial instrument is traded and risk uncertainties about market conditions, require that an adjustment be made to the value derived from the models. Adjustments from the price derived from a valuation model reflect management's judgment that other participants in the market for the financial instrument being measured at fair value would also consider in valuing that same financial instrument. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.

The availability of observable inputs can vary and is affected by a wide variety of factors, including, for example, the type of financial instrument and market conditions. As the observability of prices and inputs may change for a financial instrument from period to period, this condition may cause a transfer of an instrument among the fair value hierarchy levels. Transfers among the levels

are recognized at the beginning of each period. The degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

Valuation Process for Financial Instruments. The Independent Price Verification ("IPV") Group, which is part of Finance, in partnership with Market Risk Management, is responsible for establishing the Company's valuation policies and procedures. The IPV Group and Market Risk Management, which are independent of the Company's business functions, play an important role and serve as a control function in determining that the Company's financial instruments are appropriately valued and that fair value measurements are reliable. This is particularly important where prices or valuations that require inputs are less observable. In the event that observable inputs are not available, the control processes are designed to assure that the valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable. The IPV Group reports to the Global Controller of the Parent and is subject to the oversight of the IPV Committee, which is comprised of the Parent's Chief Financial Officer, Global Controller, Global Head of Product Control, Chief Risk Officer, and Principal Accounting Officer, among other personnel. The Company's IPV policies and procedures are reviewed, at a minimum annually, and changes to the policies require the approval of the IPV Committee.

Price Testing Process. The business units are responsible for determining the fair value of the Company's financial instruments using approved valuation models and methodologies. In order to ensure that the business unit valuations represent a fair value exit price, the IPV Group tests and validates the fair value of the financial instrument inventory. In the testing process, the IPV Group obtains prices and valuation inputs from sources independent of the Company, consistently adheres to established procedures set forth in the Company's valuation policies for sourcing prices and valuation inputs and utilizing valuation methodologies. Sources used to validate fair value prices and inputs include, but are not limited to, exchange data, recently executed transactions, pricing data obtained from third party vendors, pricing and valuation services, broker quotes and observed comparable transactions.

To the extent discrepancies between the business unit valuations and the pricing or valuations resulting from the price testing process are identified, such discrepancies are investigated by the IPV Group and fair values are adjusted, as appropriate. The IPV Group maintains documentation of its testing, results, rationale and recommendations and prepares a monthly summary of its valuation results. This process also forms the basis for the Company's classification of fair values within the fair value hierarchy (i.e., Level 1, Level 2 or Level 3). The IPV Group utilizes the additional expertise of Market Risk Management personnel in valuing more complex financial instruments and financial instruments with less or limited pricing observability. The results of the valuation testing are reported to the IPV Committee on a monthly basis, which discusses the results and is charged with the final conclusions as to the fair values of financial instruments in the Consolidated Statement of Financial Condition.

Judgment exercised in determining Level 3 fair value measurements is supplemented by daily analysis of profit and loss performed by the Product Control functions. V aluation techniques generally rely on recent transactions of suitably comparable financial instruments and use the observable inputs from those comparable transactions as a validation basis for Level 3 inputs. Level

3 fair value measurements are further validated through subsequent sales testing and market comparable sales, if such information is available. Level 3 fair value measurements require documentation of the valuation rationale applied, which is reviewed for consistency in application from period to period; and the documentation includes benchmarking the assumptions underlying the valuation rationale against relevant analytic data.

Third Party Pricing Information. Pricing information obtained from external data providers and pricing services may incorporate a range of market quotes from dealers, recent market transactions and benchmarking model derived prices to quoted market prices and trade data for comparable securities. External pricing data is subject to evaluation for reasonableness using a variety of means including comparisons of prices to those of similar product types, quality and maturities, consideration of the narrowness or wideness of the range of prices obtained, knowledge of recent market transactions and an assessment of the similarity in prices to comparable dealer offerings in a recent time period. The Company has a process whereby it challenges the appropriateness of pricing information obtained from data providers and pricing services in order to validate the data for consistency with the definition of a fair value exit price. The Company's process includes understanding and evaluating the service providers' valuation methodologies. For corporate, U.S. government and agency, and municipal debt securities, to the extent pricing services or broker quotes are utilized in its valuation process, the vendor services are collecting and aggregating observable market information as to recent trade activity and active bid-ask submissions. The composite pricing information received from the independent pricing service is not based on unobservable inputs or proprietary models. For mortgage- and other asset-backed securities and collateralized debt obligations, the Company's independent pricing service uses a matrix evaluation approach incorporating both observable yield curves and market yields on comparable securities as well as implied inputs from observed trades for comparable securities in order to determine prepayment speeds, cumulative default rates and loss severity. Further, the Company considers pricing data from multiple service providers, as available, as well as compares pricing data to prices observed for recent transactions, if any, in order to corroborate valuation inputs.

Model Review Process. Where a pricing model is to be used to determine fair value, the pricing model is reviewed for theoretical soundness and appropriateness by Market Risk Management, independent from the trading desks, and then approved to be used in the valuation process. Review and approval of a model for use includes benchmarking the model against relevant third party valuations, testing sample trades in the model, backtesting the results of the model against actual trades and stress-testing the sensitivity of the valuation model using varying inputs and assumptions. In addition, recently executed comparable transactions and other observable market data are considered for purposes of validating assumptions underlying the model. Models are independently reviewed and validated annually or more frequently if market conditions or use of the valuation model changes.

Receivable from and Payable to Customers — Receivabl e from and payable to customers includes amounts receivable and payable on cash and margin transactions. Securities owned by customers and held as collateral for these receivables are not reflected on the Consolidated Statement of Financial Condition.

Securities Borrowed and Securities Loaned — Securities borrowed and securities loaned are carried at the amounts of cash collateral advanced and received in connection with the transactions and accounted for as collateralized financing transactions. In connection with both trading and brokerage activities, the Company borrows securities to cover short sales and to complete transactions in which customers have failed to deliver securities by the required settlement date, and loaned securities to other brokers and dealers for similar purposes. The Company has an active securities borrowed and loaned matched book business in which it borrows securities from one party and lends them to another party. When the Company borrows securities, it generally provides cash to the lender as collateral, which is reflected in the Consolidated Statement of Financial Condition as Securities borrowed. Similarly, when the Company lends securities to another party, that party provides cash to the Company as collateral, which is reflected in the Consolidated Statement of Financial Condition as Securities loaned. The initial collateral advanced or received approximates or is greater than the fair value of the securities borrowed or loaned. The Company monitors the fair value of the securities borrowed and loaned on a daily basis and requests additional collateral or returns excess collateral, as appropriate.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase — Securities purchased under agreements to resell and Securities sold under agreements to repurchase (collectively "repos") are accounted for as collateralized financing transactions and are recorded at their contracted resale or repurchase amount plus accrued interest. The Company monitors the fair value of the underlying securities daily versus the related receivable or payable balances. Should the fair value of the underlying securities decline or increase, additional collateral is requested or excess collateral is returned, as appropriate. The Company carries repos on a net basis by counterparty, when appropriate.

Premises and Equipment — Premises and equipment are carried at cost less accumulated depreciation and amortization. The Company computes depreciation using the straight-line method over the estimated useful lives of the related assets, which is generally three to ten years. Leasehold improvements are amortized using the straight-line method over the term of the related leases or the estimated useful lives of the assets, whichever is shorter. As of November 30, 2012, furniture, fixtures, equipment and software amounted to $215.6 million and leasehold improvements amounted to $85.2 million. The related accumulated depreciation and amortization was $173.2 million as of November 30, 2012. Included within furniture, fixtures and equipment are equipment recorded under capital leases with a cost of $19.5 million, which is being amortized over the lease term.

Goodwill — Goodwill is the cost of acquired companies in excess of the fair value of net assets at the date of acquisition. At least annually and more frequently if warranted, the Company assesses whether goodwill has been impaired by comparing the estimated fair value of the reporting unit with its carrying value. If the estimated fair value exceeds the carrying value, goodwill is not impaired. If the estimated fair value is less than carrying value, further analysis is necessary to determine the amount of impairment, if any. The methodologies utilized by the Company in estimating the fair value of the reporting unit include the market capitalization, price-to-book multiples of comparable exchange traded companies and multiples of merger and acquisitions of similar businesses. Periodically estimating the fair value of a reporting unit requires significant

judgment and often involves the use of estimates and assumptions that could have a significant effect on whether or not an impairment charge is recorded and the magnitude of such a charge.

The Company completed its annual test of goodwill impairment as of June 1, 2012, which did not indicate goodwill was impaired. Adverse market or economic events could result in impairment charges in future periods.

Intangible Assets — Intangible assets deemed to have finite lives are amortized on a straight line basis over their estimated useful lives, where the useful life is the period over which the asset is expected to contribute directly, or indirectly, to the Company's future cash flows. Intangible assets are reviewed for impairment on an interim basis when certain events or circumstances exist. For amortizable intangible assets, impairment exists when the carrying amount of the intangible asset exceeds its fair value. At least annually, the remaining useful life is evaluated.

An intangible asset with an indefinite useful life is not amortized but assessed annually, or more frequently when certain events or circumstances exist, for impairment. Impairment exists when the carrying amount exceeds its fair value. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset that is amortized over the remaining useful life of that asset. Subsequent reversal of impairment losses is not permitted. Intangible assets are included in Other assets on the Consolidated Statement of Financial Condition. The Company completed its annual test for impairment of intangible assets with an indefinite useful life as of June 1, 2012, which did not indicate any impairment.

Income Taxes — The Company's results of operations are included in the consolidated Federal, New York State, New York City and other state income tax returns filed by the Parent. In states that neither accept nor require combined or unitary tax returns, the Company files separate state income tax returns. The Parent allocates to the Company its share of the consolidated income tax expense or benefit based upon statutory rates applied to the Company's earnings as if it were filing separate income tax returns. Amounts provided for income taxes are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The realization of deferred tax assets is assessed and a valuation allowance is recorded to the extent that it is more likely than not that any portion of the deferred tax asset will not be realized.

The Company recognizes tax positions in the financial statement only when it is more likely than not, based on the technical merits, that the position will be sustained upon examination by the relevant taxing authority. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of tax benefit that is greater than fifty percent likely of being realized upon settlement.

On October 1, 2012, the Company and Parent entered into a tax sharing agreement, which allows for payments to or from the Parent resulting in the settlement of current and deferred tax assets and liabilities. Consequently, at November 30, 2012, all current and deferred taxes are offset with all other intercompany balances with the Parent.

Legal Reserves —In the normal course of business, the Company has been named, from time to time, as a defendant in legal and regulatory proceedings. The Company is also involved, from time to time, in other exams, investigations and similar reviews (both formal and informal) by governmental and self-regulatory agencies regarding its businesses, certain of which may result in judgments, settlements, fines, penalties or other injunctions. The Company recognizes a liability for a contingency in Accrued expenses and other liabilities when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a reasonable estimate of the probable loss is a range, the Company accrues the most likely amount of such loss, and if such an amount is not determinable, then the Company accrues the minimum in the range as the loss accrual. The determination of the outcome and loss estimates requires significant judgment on the part of management. In many instances, it is not possible to determine whether any loss is probable or even possible or to estimate the amount of any loss or the size of any range of loss. Management believes that, in the aggregate, the pending legal actions or regulatory proceedings and any other exams, investigations or similar reviews (both formal and informal) should not have a material adverse effect on the Company's Consolidated Statement of Financial Condition. In addition, management believes that any amount that could be reasonably estimated of potential loss or range of potential loss in excess of what has been provided in the Consolidated Statement of Financial Condition is not material.

Share-Based Compensation — The Parent issued restricted stock and restricted stock units ("RSUs") to the Company's employees under its Incentive Compensation Plan (the "Incentive Plan"), primarily in connection with employee year end compensation. The Incentive Plan allows awards in the form of incentive stock options (within the meaning of Section 422 of the Internal Revenue Code), nonqualified stock options, stock appreciation rights, restricted stock, unrestricted stock, performance awards, RSUs, dividend equivalents or other share-based awards pertaining to common stock of the Parent. For grants of RSUs, employees are granted restricted shares of common stock subject to forfeiture. RSUs give a participant the right to receive fully vested shares at the end of a specified deferral period, allowing a participant to hold an interest tied to common stock on a tax deferred basis. Prior to settlement, RSUs carry no voting or dividend rights associated with the stock ownership, but dividend equivalents are accrued to the extent there are dividends declared on the Parent's common stock. The terms of the awards granted in connection with year-end compensation generally stipulate that employees who terminate their employment, or are terminated without cause, may continue to vest so long as the awards are not forfeited as a result of the other forfeiture provisions of those awards (e.g. competition). The Parent has determined that the service inception date precedes the grant date for future restricted stock and RSUs granted as part of year end compensation, and, as such, the compensation expense associated with these awards is generally expensed by the Parent over the one year period prior to the grant date. The Parent grants restricted stock and RSUs to new employees as "sign-on" awards, to existing employees as "retention" awards and to certain senior executives. Sign-on and retention awards are generally subject to annual ratable vesting upon a four year service requirement and are amortized

as compensation expense on a straight line basis over the related four years. Restricted stock and RSUs are granted to certain senior executives with both performance and service conditions. The Parent amortizes these awards granted to senior executives over the service period as The Parent has determined it is probable that the performance condition will be achieved. The subsequent expense of the cost of the restricted stock and RSUs is allocated to the Company by the Parent.

Other Compensation Plans — Employees participate in other compensation plans sponsored by the Parent including an Employee Stock Purchase Plan ("ESPP") which is considered non-compensatory effective January 1, 2007. All regular full time employees and employees who work part time over 20 hours per week are eligible to participate in the ESPP. Annual employee contributions are limited to $21,250, are voluntary, are made via payroll deduction and are used to purchase Parent common stock at 95% of the closing price of the Parent's common stock on the last day of the applicable session (monthly). The Parent has a Deferred Compensation Plan. Eligible employees are able to defer compensation on a pre-tax basis by investing in the Parent's common stock at a discount or, by allocating among any combination of the investment funds available under the Deferred Compensation Plan. The Parent has a profit sharing plan covering substantially all employees, which includes a salary reduction feature designed to qualify under Section 401(k) of the Internal Revenue Code.

Securitization Activities — The Company engages in securitization activities related to mortgage loans and mortgage-backed securities. Transfers of financial assets to securitization vehicles are accounted for as sales when the Company has relinquished control over the transferred assets. The Company may retain interests in the securitized financial assets as one or more tranches of the securitization. These retained interests in the securitized assets are included within Financial instruments owned in the Consolidated Statement of Financial Condition at fair value.

When a transfer of assets does not meet the criteria of a sale, the Company accounts for the transfer as a secured borrowing. The Company continues to recognize the assets of a secured borrowing in Financial instruments owned and recognizes the associated financing in Accrued expenses and other liabilities on the Consolidated Statement of Financial Condition.

Recent Accounting Developments

New Accounting Standards to be Adopted in Future Periods

Indefinite-Lived Intangible Asset Impairment. In July 2012, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment. The guidance permits an entity to first assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset, other than goodwill, is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test. The update does not revise the requirement to test indefinite-lived intangible assets annually for impairment, or more frequently if deemed appropriate. The new guidance is effective for annual and interim tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted (fiscal year ended November 30, 2013). The

adoption of this guidance will not affect the Company's financial condition as it does not affect how impairment is calculated.

Balance Sheet Offsetting Disclosures. In December 2011, the FASB issued ASU No. 2011-11, Disclosures about Offsetting Assets and Liabilities. The update requires new disclosures about balance sheet offsetting and related arrangements. For derivatives and financial assets and liabilities, the amendments require disclosure of gross asset and liability amounts, amounts offset on the balance sheet, and amounts subject to the offsetting requirements but not offset on the balance sheet. The guidance is effective December 1, 2013 and is to be applied retrospectively (fiscal year ended November 30, 2013). This guidance does not amend the existing guidance on when it is appropriate to offset; as a result, the Company does not expect this guidance to affect its financial condition.

Goodwill Testing. In September 2011, the FASB issued ASU No. 2011-08, Testing Goodwill for Impairment. The update outlines amendments to the two step goodwill impairment test permitting an entity to first assess qualitative factors in determining whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The update is effective for annual and interim goodwill tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted (fiscal year ended November 30, 2013). The adoption of this guidance will not affect the Company's financial condition as it does not change how goodwill is calculated or assigned to reporting units.

Adopted Accounting Standards

Fair Value Measurements and Disclosures. In May 2011, the FASB issued accounting updates to ASC 820, Fair Value Measurements – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which provide clarifying guidance on how to measure fair value and additional disclosure requirements. The amendments prohibit the use of blockage factors at all levels of the fair value hierarchy and provide guidance on measuring financial instruments that are managed on a net portfolio basis. Additional disclosure requirements include transfers between Levels 1 and 2; and for Level 3 fair value measurements, a description of the Company's valuation processes and additional information about unobservable inputs impacting Level 3 measurements. The Company adopted this guidance on March 1, 2012 and has reflected the new disclosures in the consolidated financial statements. The adoption of this guidance did not have an impact on the Company's financial condition.

Reconsideration of Effective Control for Repurchase Agreements. In April 2011, the FASB issued ASU No. 2011-03, Reconsideration of Effective Control for Repurchase Agreements. In assessing whether to account for repurchase and other agreements that both entitle and obligate the transferor to repurchase or redeem financial assets before their maturity as sales or as secured financing, this guidance removes from the assessment of effective control 1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms and 2) the collateral maintenance implementation guidance related to that criterion. The guidance is effective prospectively for transactions beginning on or after January 1, 2012. The adoption of this guidance did not have an impact on the Company's financial condition.

3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash and highly liquid investments with original maturities of three months or less when purchased that are not used for trading purposes. Financial assets classified as cash and cash equivalents that are deemed by the Company's management to be generally readily convertible into cash as of November 30, 2012 are as follows (in thousands):

Cash in banks	$	217,723
Money market funds		950,036
Total cash and cash equivalents	$	1,167,759
Cash and securities segregated (1)	$	1,104,203

(1) Consists of deposits at exchanges and clearing organizations, as well as deposits in accordance with Rule 15c3-3 of the Act, which subjects the Company as a broker dealer carrying client accounts to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its clients.

4. FINANCIAL INSTRUMENTS

The following is a summary of the Company's financial assets and liabilities that are accounted for at fair value on a recurring basis as of November 30, 2012, by level within the fair value hierarchy (in thousands):

	Level 1 (1)	Level 2 (1)	Level 3	Counterparty and Cash Collateral Netting (2)	Total
Assets:					
Financial instruments owned:					
Corporate equity securities	$ 1,124,760	$ 24,896	$ 5,559	$ -	$ 1,155,215
Corporate debt securities	-	1,912,711	1,658	-	1,914,369
Collateralized debt obligations	-	78,643	570	-	79,213
U.S. government and federal agency securities	1,683,798	115,310	-	-	1,799,108
Municipal securities	-	619,969	-	-	619,969
Sovereign obligations	151	116,859	-	-	117,010
Residential mortgage backed securities	-	3,889,835	131,358	-	4,021,193
Commercial mortgage backed securities	-	993,247	22,315	-	1,015,562
Other asset backed securities	-	18,146	784	-	18,930
Loans and other receivables	-	4,478	7,660	-	12,138
Derivatives	577,636	1,408	-	(512,781)	66,263
Investments at fair value	-	14	25,810	-	25,824
Total financial instruments owned	$ 3,386,345	$ 7,775,516	$ 195,714	$ (512,781)	$ 10,844,794
Cash and cash equivalents	$ 1,167,759	$ -	$ -	$ -	$ 1,167,759
Cash and securities segregated and on deposit for regulatory purposes or deposited with clearing and depository organizations	1,104,203	-	-	-	1,104,203
Liabilities:					
Financial instruments sold, not yet purchased:					
Corporate equity securities	$ 1,053,125	$ 82,446	$ 38	$ -	$ 1,135,609
Corporate debt securities	-	784,046	-	-	784,046
U.S. government and federal agency securities	1,400,315	250,387	-	-	1,650,702
Sovereign obligations	-	117,671	-	-	117,671
Residential mortgage backed securities	-	239,063	-	-	239,063
Commercial mortgage backed securities	-	2,148	-	-	2,148
Derivatives	510,518	1,038	2,313	(512,781)	1,088
Total financial instruments sold, not yet purchased	$ 2,963,958	$ 1,476,799	$ 2,351	$ (512,781)	$ 3,930,327

(1) There were no transfers between Level 1 and Level 2 for the year ended November 30, 2012.

(2) Represents counterparty and cash collateral netting across the levels of the fair value hierarchy for positions with the same counterparty.

The following is a description of the valuation basis, including valuation techniques and inputs, used in measuring the Company's financial assets and liabilities that are accounted for at fair value on a recurring basis:

Corporate Equity Securities

- Exchange Traded Equity Securities: Exchange-traded equity securities are measured based on quoted exchange prices, which are generally obtained from pricing services, and are categorized within Level 1 in the fair value hierarchy.
- Non-exchange Traded Equity Securities: Non-exchange traded equity securities are measured primarily using broker quotations, pricing data from external pricing services and prices observed for recently executed market transactions and are categorized within Level 2 of the fair value hierarchy. Where such information is not available, non-exchange traded equity securities are categorized as Level 3 financial instruments and measured using valuation techniques involving quoted prices of or market data for comparable companies, similar company ratios and multiples (e.g., price/EBITDA, price/book value), discounted cash flow analyses and transaction prices observed for subsequent financing or capital issuance by the Company. When using pricing data of comparable companies, judgment must be applied to adjust the pricing data to account for differences between the measured security and the comparable security (e.g., issuer market capitalization, yield, dividend rate, geographical concentration).
- Equity warrants: Non-exchange traded equity warrants are generally categorized within Level 3 of the fair value hierarchy and are measured using the Black-Scholes model. Key inputs in the valuation include the underlying security price, implied volatility, dividend yield, interest rate curve, strike price and maturity date.

Corporate Debt Securities

- Corporate Bonds: Corporate bonds are measured primarily using pricing data from external pricing services data from external providers and broker quotes, where available, prices observed for recently executed market transactions of comparable size, and bond spreads or credit default swap spreads of the issuer adjusted for basis differences between the swap curve and the bond curve. Corporate bonds measured using these valuation methods are categorized within Level 2 of the fair value hierarchy. If broker quotes, pricing data or spread data is not available, alternative valuation techniques are used including cash flow models incorporating interest rate curves, single name or index credit default swap curves for comparable issuers and recovery rate assumptions. Corporate bonds measured using alternative valuation techniques are classified within Level 3 of the fair value hierarchy.
- High Yield Corporate and Convertible Bonds: High yield corporate and convertible bonds are measured primarily using broker quotations and pricing data from external pricing services, where available, and prices observed for recently executed market transactions of comparable size. Where pricing data is less observable, valuations are categorized within Level 3 and are based on pending transactions involving the issuer or comparable issuers, prices implied from an issuer's subsequent financings or recapitalizations, models

incorporating financial ratios and projected cash flows of the issuer and market prices for comparable issuers.

Collateralized Debt Obligations

Collateralized debt obligations are measured based on prices observed for recently executed market transactions or based on valuations received from third party brokers and are categorized within Level 2 or Level 3 of the fair value hierarchy depending on the observability of the pricing inputs.

U.S. Government and Federal Agency Securities

- U.S. Treasury Securities: U.S. Treasury securities are measured based on quoted market prices and categorized within Level 1 of the fair value hierarchy.
- U.S. Agency Issued Debt Securities: Callable and non-callable U.S. agency issued debt securities are measured primarily based on quoted market prices obtained from external pricing services. Non-callable U.S. agency securities are generally categorized within Level 1 and callable U.S. agency securities are categorized within Level 2 of the fair value hierarchy.

Municipal Securities

Municipal securities are measured based on quoted prices obtained from external pricing services and are generally categorized within Level 2 of the fair value hierarchy.

Sovereign Obligations

Foreign sovereign government obligations are measured based on quoted market prices obtained from external pricing services, where available, or recently executed independent transactions of comparable size. To the extent external price quotations are not available or recent transactions have not been observed, valuation techniques incorporating interest rate yield curves and country spreads for bonds of similar issuers, seniority and maturity are used to determine fair value of sovereign bonds or obligations. Foreign sovereign government obligations are classified in Level 1, 2 or Level 3 of the fair value hierarchy, primarily based on the country of issuance.

Residential Mortgage-Backed Securities

- Agency Residential Mortgage-Backed Securities: Agency residential mortgage-backed securities include mortgage pass-through securities (fixed and adjustable rate), collateralized mortgage obligations, interest-only and principal-only securities and to-be-announced securities and are generally measured using market price quotations from external pricing services and categorized within Level 2 of the fair value hierarchy.
- Agency Residential Inverse Interest-Only Securities ("Agency Inverse IOs"): The fair value of agency inverse IOs is estimated using expected future cash flow techniques that

incorporate prepayment models and other prepayment assumptions to amortize the underlying mortgage loan collateral. The Company uses prices observed for recently executed transactions to develop market-clearing spread and yield curve assumptions. Valuation inputs with regard to underlying collateral incorporate weighted average coupon, loan-to-value, credit scores, geographic location, maximum and average loan size, originator, servicer, and weighted average loan age. Agency inverse IOs are categorized within Level 2 of the fair value hierarchy. The Company also uses vendor data in developing assumptions, as appropriate.

- Non-Agency Residential Mortgage-Backed Securities: Fair values are determined primarily using discounted cash flow methodologies and securities are categorized within Level 2 or Level 3 of the fair value hierarchy based on the observability of the pricing inputs used. Performance attributes of the underlying mortgage loans are evaluated to estimate pricing inputs, such as prepayment rates, default rates and the severity of credit losses. Attributes of the underlying mortgage loans that affect the pricing inputs include, but are not limited to, weighted average coupon; average and maximum loan size; loan-to-value; credit scores; documentation type; geographic location; weighted average loan age; originator; servicer; historical prepayment, default and loss severity experience of the mortgage loan pool; and delinquency rate. Yield curves used in the discounted cash flow models are based on observed market prices for comparable securities and published interest rate data to estimate market yields.

Commercial Mortgage-Backed Securities

- Agency Commercial Mortgage-Backed Securities: Government National Mortgage Association ("GNMA") project loan bonds and Federal National Mortgage Association ("FNMA") Delegated Underwriting and Servicing ("DUS") mortgage-backed securities are generally measured by using prices observed for recently executed market transactions to estimate market-clearing spread levels for purposes of estimating fair value. GNMA project loan bonds and FNMA DUS mortgage-backed securities are categorized within Level 2 of the fair value hierarchy.
- Non-Agency Commercial Mortgage-Backed Securities: Non-agency commercial mortgage-backed securities are measured using pricing data obtained from external pricing services and prices observed for recently executed market transactions and are categorized within Level 2 and, if significant inputs are unobservable, Level 3 of the fair value hierarchy.

Other Asset-Backed Securities

Other asset-backed securities include but are not limited to, securities backed by auto loans, credit card receivables and student loans and are primarily categorized within Level 2 of the fair value hierarchy. Valuations are determined using pricing data obtained from external pricing services and prices observed for recently executed market transactions.

Loans and Other Receivables

Loans and other receivables include corporate loans and are categorized within Level 2 of the fair value hierarchy where market price quotations from external pricing services are supported by market transaction data. Corporate loans categorized within Level 3 of the fair value hierarchy are measured based on market price quotations that are considered to be less transparent, market prices for debt securities of the same creditor, and estimates of future cash flow incorporating assumptions regarding creditor default and recovery rates and consideration of the issuer's capital structure.

Derivatives

- Listed Derivative Contracts: Listed derivative contracts are measured based on quoted exchange prices which are generally obtained from independent pricing services and are categorized within Level 1 of the fair value hierarchy. Fair value of listed derivatives for which there is limited trading activity are measured based on the closing price of the underlying equity security and are categorized within Level 2 of the fair value hierarchy.
- OTC Derivative Contracts: Over-the-Counter ("OTC") derivative contracts are generally valued using models whose inputs reflect assumptions that the Company believes market participants would use in valuing the derivative in a current period transaction. Inputs to valuation models are appropriately calibrated to market data. For many OTC derivative contracts, the valuation models do not involve a high degree of subjectivity as the valuation model inputs are readily observable or can be derived from actively quoted markets. OTC derivative contracts are primarily categorized within Level 2 of the fair value hierarchy given the observability of the inputs to the valuation models . Wh ere signi ficant inputs to the valuation are unobservable, derivative instruments are categorized within Level 3 of the fair value hierarchy.

  OTC options include OTC equity options measured using a Black-Scholes model with key inputs impacting the valuation including the underlying security price, implied volatility, dividend yield, interest rate curve, strike price and maturity date. Discounted cash flow models are utilized to value the Company's foreign exchange forwards with observable inputs including foreign currency spot rates and forward curves.

Investments, at Fair Value

Investments at fair value include investments in hedge funds, fund of funds and private equity funds, measured at fair value based on the net asset value of the funds provided by the fund managers and categorized within Level 3 of the fair value hierarchy. Investments at fair value also include direct investments in private companies, which are measured at fair value using valuation techniques involving quoted prices of or market data for comparable companies, similar company ratios and multiples (e.g., price/EBITDA, price/book value), discounted cash flow analyses and transaction prices observed for subsequent financing or capital issuance by the company. Direct equity investments in private companies are categorized within Level 3 of the fair value hierarchy. The following tables provide further information about the Company's investments in entities that have the characteristics of an investment company at November 30, 2012 (in thousands):

	Fair Value [e]	Unfunded Commitments
Equity Long/Short Hedge Funds [a]	$ 5	$ -
High Yield Hedge Fund[b]	374	-
Fund of Funds[c]	9	-
Private Equity Funds[d]	5,719	1,110
Total[f]	$ 6,107	$ 1,110

(a) Investment in a hedge fund that invests in foreign technology companies. The fund is in liquidation and distributions will be received through the liquidation of the underlying assets of the funds. The Company is unable to estimate when the underlying assets will be fully liquidated.

(b) Investment in a hedge fund that invests in domestic and international public high yield debt, private high yield investments, senior bank loans, public leveraged equities, distressed debt and private equity investments. The fund is in liquidation and the Company is unable to estimate when the underlying assets will be fully liquidated.

(c) Investments in fund of funds that invest in various private equity funds. The Company requested redemption for the investments however it is unable to estimate when the remaining funds will be received.

(d) This category includes investments in private equity funds that invest in the equity of various U.S. and foreign private companies in the energy, technology, internet service and telecommunication service industries including acquired or restructured companies. Investments representing 89% of the fair value of investments in this category can never be redeemed, instead distributions are received through the liquidation of the underlying assets of the funds which are expected to liquidate in one to six years. Investments representing 11% of the fair value of investments in this category are in liquidation and the Company is unable to estimate when the underlying assets will be fully liquidated. At November 30, 2012, this category includes investments in equity funds managed by an affiliate with a fair value of $988,000 and an unfunded commitment of $75,000.

(e) Fair value has been estimated using the net asset value derived from each of the funds' capital statements.

(f) Investments at fair value on the Consolidated Statement of Financial Condition at November 30, 2012 include $19.7 million of direct investments which are not investment companies and therefore not included within this table.

Quantitative Information about Significant Unobservable Inputs used in Level 3 Fair Value Measurements at November 30, 2012

The table below present information on the valuation techniques, significant unobservable inputs and their ranges for the Company's financial assets and liabilities, subject to threshold levels related to the market value of the positions held, measured at fair value on a recurring basis with a significant Level 3 balance. The range of unobservable inputs could differ significantly across different firms given the range of products across different firms in the financial services sector. The inputs are not representative of the inputs that could have been used in the valuation of any one

financial instrument; i.e., the input used for valuing one financial instrument within a particular class of financial instrument may not be appropriate for valuing other financial instruments within that given class. Additionally, the ranges of inputs presented below should not be construed to represent uncertainty regarding the fair values of the Company's financial instruments.

Financial Instruments Owned	Fair Value (in thousands)	Valuation Technique	Significant Unobservable Input(s)	Input/ Range
Corporate equity securities	$ 5,559			
Non-exchange traded securities		Market approach	"EBITDA" (a) multiple	4
		Scenario analysis	Estimated recovery percentage	35%
Warrants		Option model	Volatility	38.55
Investments at fair value	18,986			
Private equity securities		Market approach	Comparable share price	$400
		Scenario analysis	Estimated recovery percentage	50%
Loans and other receivables	7,660			
		Market approach	Yield	25%
Commercial mortgage-backed securities	22,315			
		Discounted cash flows	Yield	19% to 57%
			Cumulative loss rate	0% to 9%
Residential mortgage-backed securities	131,358			
		Discounted cash flows	Constant prepayment rate	0% to 25%
			Constant default rate	0% to 25%
			Loss severity	0% to 80%
			Yield	1% to 50%

Financial Instruments Sold, Not Yet Purchased	Fair Value (in thousands)	Valuation Technique	Significant Unobservable Input(s)	Input/ Range
Derivatives	$ (2,313)			
Equity options		Option model	Volatility	39.19

(a) Earnings before interest, taxes, depreciation and amortization ("EBITA").

The fair values of certain Level 3 assets that were determined based on third-party pricing information and reported net asset value are excluded from the above table. At November 30, 2012, the exclusions amounted to $6.8 million in aggregate and comprised certain investments in private equity funds and a private equity investment.

Sensitivity of Fair Values to Changes in Significant Unobservable Inputs

For recurring fair value measurements categorized within Level 3 of the fair value hierarchy, the sensitivity of the fair value measurement to changes in significant unobservable inputs and interrelationships between those unobservable inputs (if any) are described below:

- Private equity securities using a comparable pricing valuation technique. A significant increase (decrease) in the comparable price in isolation would result in a significantly higher (lower) fair value measurement.
- Non-exchange traded equity securities and private equity securities using scenario analysis. A significant increase (decrease) in the possible recovery rates of the cash flow outcomes underlying the investment would result in a significantly higher (lower) fair value measurement for the financial instrument.
- Residential and commercial mortgage-backed securities using a discounted cash flow valuation technique. A significant increase (decrease) in isolation in the constant default rate, loss severities or cumulative loss rate and discount rate would result in a significantly lower (higher) fair value measurement. The impact of changes in the constant prepayment rate would have differing impacts depending on the capital structure of the security. A significant increase (decrease) in the yield would result in a significant lower (higher) fair value measurement.
- Non-exchange traded equity securities and loans and other receivables using a market approach valuation technique. A significant increase (decrease) in the EBITDA would result in a significant higher (lower) fair value measurement A significant increase (decrease) in yield would result in a significant lower (higher) fair value measurement.
- Short derivative equity options and long warrant positions and short derivative equity options using an option model. A significant increase (decrease) in volatility would result in a significant (lower) higher fair value measurement.

Knight Capital

On August 6, 2012, the Company entered into a Securities Purchase Agreement with Knight Capital Group, Inc. ("Knight Capital"), a publicly-traded global financial services firm, ("the Agreement"). Under the Agreement, the Company purchased preferred stock in exchange for cash consideration of $100.0 million. The preferred stock consisted of 19,901 shares of Series A-1 Cumulative Perpetual Convertible Preferred Stock ("Series A-1 Shares") and 80,099 shares of Series A-2 Non-voting Cumulative Perpetual Convertible Preferred Stock ("Series A-2 Shares") (collectively the "Series A Securities"). Each Series A-1 Share is convertible into shares of common stock at the conversion rate of 666.667 shares of common stock. Each Series A-2 Share is convertible into one Series A-1 Share.

On August 29, 2012, the Company exercised its conversion options and converted its holding of Series A Securities to common stock of Knight Capital. As of November 30, 2012, the Company owns approximately 36% of the outstanding common stock of Knight Capital which constitutes, assuming conversion of Knight Capital's issued and outstanding Series A-2 Shares, approximately 18% of the voting rights over the company.

The Company elected to record the investment in Knight Capital at fair value under the fair value option as the investment was acquired as part of the Company's capital markets activities. The valuation of the investment at November 30, 2012 is based on the closing exchange price of Knight Capital's common stock and included within Level 1 of the fair value hierarchy.

The following is a summary of selected financial information for Knight Capital as of December 31, 2012, the most recently available public financial information for the company (in millions):

		December 31, 2012
Total assets	$	9,778.4
Total liabilities		8,295.9
Total equity and convertible preferred stock		1,482.5

Fair Value Option Election

The Company has elected the fair value option for all loans and loan commitments made by the Company's capital markets businesses and securitization activities. Loans and loan commitments are managed on a fair value basis and are included in Financial instruments owned and Financial instruments sold, not yet purchased – derivatives, respectively, on the Consolidated Statement of Financial Condition. At November 30, 2012, the net fair value of loan commitments was $275,000.

Receivables – Brokers, dealers and clearing organizations, Receivables – Customers, Receivables – Fees, interest and other, Payables – Brokers, dealers and clearing organizations and Payables – Customers, are not accounted for at fair value; however, the recorded amounts approximate fair value due to their liquid or short-term nature.

5. DERIVATIVE FINANCIAL INSTRUMENTS

Off-Balance Sheet Risk — The Company has contractual commitments arising in the ordinary course of business for securities loaned or purchased under agreements to resell, repurchase agreements, future purchases and sales of foreign currencies, securities transactions on a when-issued basis and underwriting. Each of these financial instruments and activities contain varying degrees of off-balance sheet risk whereby the fair values of the securities underlying the financial instruments may be in excess of, or less than, the contract amount. The settlement of these transactions is not expected to have a material effect upon the Company's Consolidated Statement of Financial Condition.

Derivative Financial Instruments — The Company's derivative activities are recorded at fair value on the Consolidated Statement of Financial Condition in Financial instruments owned and Financial instruments sold, not yet purchased net of cash paid or received under credit support agreements and on a net counterparty basis when a legal right to offset exists under a master netting agreement. Acting in a trading capacity, the Company may enter into derivative transactions to satisfy the needs of its clients and to manage its own exposure to market and credit risks resulting

from its trading activities. (See Note 4, Financial Instruments and Note 15, Commitments and Guarantees for additional disclosures about derivative instruments.)

Derivatives are subject to various risks similar to other financial instruments, including market, credit and operational risk. In addition, the Company may be exposed to legal risks related to derivative activities. The risks of derivatives should not be viewed in isolation, but rather should be considered on an aggregate basis along with the Company's other trading-related activities. The Company manages the risks associated with derivatives on an aggregate basis along with the risks associated with proprietary trading as part of its firm wide risk management policies. In connection with its derivative activities, the Company may enter into master netting agreements and collateral arrangements with counterparties. These agreements provide the Company with the ability to offset a counterparty's rights and obligations, request additional collateral when necessary or liquidate the collateral in the event of counterparty default.

The following table presents the fair value and related number of derivative contracts at November 30, 2012 categorized by predominant risk exposure. The fair value of assets/liabilities related to derivative contracts represents the Company's receivable/payable for derivative financial instruments, gross of counterparty netting and cash collateral received and pledged (in thousands, except contract amounts):

	Assets		Liabilities	
	Fair Value	Number of Contracts	Fair Value	Number of Contracts
Interest rate contracts	$ 2,567	38,990	$ 1,307	61,335
Foreign exchange contracts	397	86	322	54
Equity contracts	575,090	1,498,907	511,525	1,360,473
Commodity contracts	-	14	-	102
Credit contracts	990	12	715	14
Total	579,044		513,869	
Counterparty/cash-collateral netting	(512,781)		(512,781)	
Total per Consolidated Statement of Financial Condition	$ 66,263		$ 1,088	

OTC Derivatives. The table below sets forth the remaining contract maturity of the fair value of OTC derivative assets and liabilities as of November 30, 2012 (in thousands):

	OTC Derivatives (3)			
	Assets (1)		Liabilities (2)	
	0-12 months	Total	0-12 months	Total
Foreign exchange forwards	$ 282	$ 282	$ 209	$ 209
Fixed income forwards	990	990	714	714
Equity options	—	—	2,313	2,313
Total	$ 1,272	$ 1,272	$ 3,236	$ 3,236

(1) At November 30, 2012, the Company held exchange-traded derivative assets of $65.0 million which are not included in the table above.
(2) At November 30, 2012, the Company held exchange-traded derivative liabilities with a credit balance of $2.1 million which are not included in the table above.
(3) Derivative fair values include counterparty netting within product category.

At November 30, 2012, the counterparty credit quality with respect to the fair value of the Company's OTC derivative assets was as follows (in thousands):

Counterparty Credit Quality (1):

A- or higher	$ 139
BBB- to BBB+	1,133
Total	$ 1,272

(1) The Company utilizes the credit ratings of external rating agencies where available. When external credit ratings are not available, the Company utilizes internal credit ratings determined by Credit Risk Management. Credit ratings determined by Credit Risk Management use methodologies that produce ratings generally consistent with those produced by external rating agencies.

Credit Risk — In the normal course of business, the Company is involved in the execution, settlement and financing of various customer and principal securities transactions. Customer activities are transacted on a cash, margin or delivery-versus-payment basis. Securities transactions are subject to the risk of counterparty or customer nonperformance. Transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date, or to the extent exist, margin balances.

The Company seeks to control the risk associated with these transactions by establishing and monitoring credit limits and by monitoring collateral and transaction levels daily. The Company may require counterparties to deposit additional collateral or return collateral pledged. In the case of aged securities failed to receive, the Company may, under industry regulations, purchase the underlying securities in the market and seek reimbursement for any losses from the counterparty.

Concentration of Credit Risk — As a securities firm, the Company's activities are executed primarily with and on behalf of other financial institutions, including brokers and dealers, banks and other institutional customers. Concentrations of credit risk can be affected by changes in economic, industry or geographical factors. The Company seeks to control its credit risk and the

potential risk concentration through a variety of reporting and control procedures, including those described in the preceding discussion of credit risk.

6. COLLATERALIZED TRANSACTIONS

The Company enters into secured borrowing and lending arrangements to obtain collateral necessary to effect settlement, finance inventory positions, meet customer needs or re-lend as part of its dealer operations. The Company manages its exposure to credit risk associated with these transactions by entering into master netting agreements. The Company monitors the fair value of the securities loaned and borrowed on a daily basis and requests additional collateral or the return of excess collateral, as appropriate. The Company pledges financial instruments as collateral under repurchase agreements, securities lending agreements and other secured arrangements, including clearing arrangements. The agreements with counterparties generally contain contractual provisions allowing the counterparty the right to sell or repledge the collateral. Pledged securities that can be sold or repledged by the counterparty are included within Financial instruments owned and noted as Securities pledged on the Consolidated Statement of Financial Condition.

The Company receives securities as collateral under resale agreements, securities borrowed transactions, derivative transactions and customer margin loans. In many instances, the Company is permitted by contract or custom to re-hypothecate the securities received as collateral. These securities may be used to secure repurchase agreements, enter into security lending or derivative transactions or cover short positions. At November 30, 2012, the approximate fair value of securities received as collateral that can be sold or repledged by the Company was approximately $17,884.8 million. At November 30, 2012, a substantial portion of the securities received had been sold or repledged.

Additionally, the Company enga ges in securities for securities transactions in which it is the borrower of securities and provides other securities as collateral rather than cash. As no cash is provided under these types of transactions, the Company, as borrower, treats these as noncash transactions and does not recognize assets or liabilities on the Consolidated Statement of Financial Condition. The securities pledged as collateral under these transactions are included within Financial instruments owned and noted as Securities pledged on the Consolidated Statement of Financial Condition.

7. SECURITIZATION ACTIVITIES

The Company engages in securitization activities related to mortgage loans and mortgage-backed securities. In its securitization activities, the Company uses special purpose entities ("SPEs") and acts as the placement or structuring agent for the beneficial interests issued to investors by the SPE. A significant portion of the securitization transactions are securitization of assets issued or guaranteed by U.S. government agencies. The Company's securitization vehicles generally meet the criteria of variable interest entities; however, the Company generally does not consolidate the securitization vehicles as it is not considered the primary beneficiary for these vehicles. See Note 8, Variable Interest Entities for further discussion on variable interest entities and the determination of the primary beneficiary.

The Company accounts for its securitization transactions as sales provided it has relinquished control over the transferred assets. Transferred assets are carried at fair value. If the Company has not relinquished control over the transferred assets, the assets continue to be recognized in Financial instruments owned and a corresponding secured borrowing is recognized in Accrued expenses and other liabilities on the Consolidated Statement of Financial Condition.

The Company generally receives cash proceeds in connection with the transfer of assets to the securitization vehicles. The Company may, however, have continuing involvement with the transferred assets, which is limited to retaining one or more tranches of the securitization (primarily senior and subordinated debt securities). Retained interests are accounted for at fair value and included within Financial instruments owned on the Consolidated Statement of Financial Condition.

The following table presents activity related to the Company's securitizations that were accounted for as sales in which it had continuing involvement (in millions):

	Year Ended November 30, 2012
Transferred assets	$ 10,728.8
Proceeds on new securitizations	$ 10,759.5
Cash flows received on retained interests	$ 64.3

Assets received as proceeds in the form of mortgage-backed-securities issued by the securitization vehicles have been initially categorized within Level 2 of the fair value hierarchy. For further information on fair value measurements and the fair value hierarchy, refer to Note 2, Summary of Significant Accounting Policies, and Note 4, Financial Instruments.

The Company has not provided financial or other support to these securitization vehicles during the year ended November 30, 2012. Further, the Company has no explicit or implicit arrangements to provide additional financial support to these securitization vehicles and has no liabilities related to these securitization vehicles at November 30, 2012. Although not obligated, in connection with secondary market-making the Company may make a market in the securities issued by these securitization vehicles. In these market-making transactions, the Company buys the securities from and sells these securities to investors. Securities purchased through these market-making activities are not considered to be continuing involvement in the securitization vehicles, although the securities are included in Financial instruments owned – Mortgage- and asset-backed securities on the Company's Consolidated Statement of Financial Condition. To the extent the securities purchased through these market-making activities meet specific thresholds and the Company is not deemed to be the primary beneficiary of the variable interest entity, these securities are included in agency and non-agency mortgage- and asset-backed securitizations in the nonconsolidated variable interest entities table presented in Note 8, Variable Interest Entities.

The following table summarizes the Company's retained interests in SPEs where it, acting as transferor, has transferred assets, and has continuing involvement and for which it received sale accounting treatment.

(in millions)	As of November 30, 2012	
Securitization Type	Total Assets	Assets Retained
U.S. Government agency residential mortgage-backed securities	$ 3,791.5	$ 335.2 (1)
U.S. Government agency commercial mortgage-backed securities	2,193.4	28.9 (1)

(1) A portion of these securities have been subsequently sold in secondary-market transactions to third parties. As of January 11, 2013, the Company continues to hold approximately $168.9 million and $26.3 million of these Residential and Commercial mortgage-backed securities, respectively in inventory.

The Company does not have any derivative contracts executed in connection with these securitization activities. In the table above, assets retained in connection with securitization represent the fair value of the securities of one or more tranches of the securitization held by the Company at November 30, 2012. The Company's risk of loss is limited to this fair value amount. The total asset amount represents the unpaid principal amount of assets in the securitization vehicles in which the Company has continuing involvement and is presented to provide information regarding the size of the securitization, and is not considered representative of the risk of potential loss associated with the securitizations.

8. VARIABLE INTEREST ENTITIES

Variable interest entities ("VIEs") are entities in which equity investors lack the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are consolidated by the primary beneficiary. The primary beneficiary is the party who has the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and who has an obligation to absorb losses of the entity, or a right to receive benefits from the entity that could potentially be significant to the entity.

The Company initially determines whether it is the primary beneficiary of a VIE upon its initial involvement with the VIE and continues to reassesses whether it is the primary beneficiary of the VIE on an ongoing basis. The determination of whether the Company is the primary beneficiary of a VIE is based upon the facts and circumstances for each VIE and requires significant judgment by management. In determining whether the Company has the power to direct the VIE's most significant activities, the Company first identifies the activities of the VIE that most significantly impact its economic performance. The considerations in determining the VIE's most significant activities primarily include, but are not limited to, the VIE's purpose and design and the risks passed through to investors. The Company then assesses whether it has the power to direct those significant activities. The considerations in determining whether the Company has the power to direct the VIE's most significant activities include, but are not limited to, voting interests of the VIE, management, service and/or other agreements of the VIE, involvement in the VIE's initial

design and the existence of explicit or implicit financial guarantees. In situations where it has determined that the power over a VIE's most significant activities is shared, the Company assessed whether it is the party with the power over the majority of the significant activities. If the Company is the party with the power over the majority of the significant activities, it meets the "power" criteria of the primary beneficiary. If the Company does not have the power over a majority of the significant activities or determines that decisions require consent of each sharing party, the Company does not meet the "power" criteria of the primary beneficiary.

The Company assesses its variable interests in a VIE both individually and in aggregate to determine whether it has an obligation to absorb losses of or a right to receive benefits from the VIE that could potentially be significant to the VIE. The determination of whether the Company's variable interests are significant to a VIE requires significant judgment. In determining the significance of its variable interests, the Company considers the terms, characteristics and size of the variable interests, the design and characteristics of the VIE, its involvement in the VIE and its market-making activities related to the variable interests.

Consolidated VIEs

During the year a mortgage-backed financing vehicle was created for which it has been determined that the Company is the primary beneficiary. The Company sells agency and non-agency residential and commercial mortgage-backed securities to the mortgage-backed financing vehicle pursuant to the terms of a master repurchase agreement and is responsible for managing the assets within this vehicle. The Company's variable interests in this vehicle consist of its collateral margin maintenance obligations under the master repurchase agreement of $60.0 million. The assets of this VIE consist of a reverse repurchase agreement of $60.0 million, which is available for the benefit of the vehicle's note. The balance of the notes issued by the vehicle of $60.0 million at November 30, 2012 are included within Accrued expenses and other Liabilities on the Consolidated Statement of Financial Condition. The creditors of the VIE do not have recourse to the Company's general credit.

Nonconsolidated VIEs

At November 30, 2012, the Company held variable interests in VIEs in which it was not the primary beneficiary as it did not have the power to direct the activities that most significantly impact their economic performance and therefore, has not consolidated these VIEs. Further, the Company has not provided financial or other support to these VIEs during the year ended November 30, 2012 and it has no explicit or implicit arrangements to provide additional financial support to these VIEs and has no liabilities related to these VIEs at November 30, 2012.

The following table presents information about nonconsolidated VIEs in which the Company had variable interests aggregated by principal business activity. The tables include VIEs where the Company has determined that the maximum exposure to loss is greater than specific thresholds, or meets certain other criteria. A substantial portion of the variable interests in mortgage- and asset-backed VIEs are sponsored by unrelated third parties and consist entirely of mortgage-backed securities purchased or retained in connection with the Company's market making activities.

	As of November 30, 2012		
(in millions)	Financial Statement Carrying Amount	Maximum exposure to loss	VIE Assets [1]
Agency mortgage- and asset-backed securitizations	$ 1,579.1 [2]	$ 1,579.1 [3]	$ 6,396.6
Non-agency mortgage- and asset-backed securitizations	552.4 [2]	552.4 [3]	41,811.2
High Yield	-	-	1,930.2
Total	$ 2,131.5	$ 2,131.5	$ 50,138.0

(1) VIE assets represent the unpaid principal balance of the assets in these vehicles at November 30, 2012 and represents the underlying assets that provide the cash flows supporting the Company's variable interests
(2) Consists of debt securities accounted for at fair value, which are included within Financial instruments owned.
(3) The maximum exposure to loss in these non-consolidated VIEs is limited to the Company's investment, which is represented by the financial statement carrying amount of its purchased or retained interest.

Mortgage- and Asset-Backed Vehicles. In connection with the Company's trading and market-making activities, it buys and sells mortgage- and asset-backed securities. Mortgage- and asset-backed securities issued by securitization entities are generally considered variable interests in VIEs. A substantial portion of the Company's variable interests in mortgage- and asset-backed VIEs are sponsored by unrelated third parties.

High Yield. The Company holds variable interests in Jefferies High Yield Holdings, LLC ("JHYH"), Jefferies Special Opportunities Partners, LLC ("JSOP") and Jefferies Employees Special Opportunities Partners, LLC ("JESOP"). JHYH conducts the high yield secondary market trading activities of the Parent. JSOP and JESOP are investors in JHYH. The Parent is the primary beneficiary of JHYH, JSOP and JESOP and accordingly consolidates these entities. JHYH intends to redeem JSOP's and JESOP's membership interests during the first quarter of 2013.

The Company holds the Series A nonvoting interest of JHYH, which entitles it to a 20% carried interest of the earnings of JHYH, after adjustments for prior period net losses. The Company is the Class B member of JSOP and JESOP, which entitles it to a 20% carried interest of the earnings of these entities, after adjustments for prior period net losses and carried interest allocated to it by JHYH. At November 30, 2012, the carrying value of its interests in JHYH, JSOP and JESOP was approximately $22.4 million, which is accounted for under the equity method and included in Other assets on its Consolidated Statement of Financial Condition. The Company's exposure to loss is limited to the carrying value of its interests in JHYH, JSOP and JESOP.

9. RECEIVABLE FROM, AND PAYABLE TO, BROKERS AND DEALERS

The following is a summary of the major categories of receivable from, and payable to, brokers and dealers as of November 30, 2012 (in thousands):

	Receivable	Payable
Securities failed to deliver/receive	$ 90,728	$ 119,658
Trades in process of settlement, net	1,412	817,221
Clearing organizations	31,916	1,147,631
Futures margin from affiliates and brokers	98,053	13,052
Other	1,206	1,029
	$ 223,315	$ 2,098,591

10. INTANGIBLE ASSETS

Intangible assets are included in Other assets on the Consolidated Statement of Financial Condition. The table below presents the gross carrying amount, accumulated amortization and net carrying amount of identifiable intangible assets and their weighted average remaining lives as of November 30, 2012 (in thousands):

	Gross cost	Accumulated amortization	Net carrying amount	Weighted average remaining lives (years)
Exchange and clearing organization membership interests and registrations	$ 1	$ -	$ 1	N/A
Customer relationships	4,732	(2,245)	2,487	5.0
Other	100	(15)	85	12.8
	$ 4,833	$ (2,260)	$ 2,573	

11. SHORT-TERM BORROWINGS

Short-term borrowings consist of bank loans that are payable on demand and generally bear interest at spreads over the federal funds rate. Bank loans at November 30, 2012, totaled $150.0 million of which $100.0 million is secured.

12. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

At November 30, 2012, the Company had outstanding borrowings of $1.25 billion from the Parent under three subordinated loan agreements: two $500.0 million subordinated loan agreements dated December 7, 2009 and May 20, 2011, and a subordinated loan agreement for $250.0 million dated May 31, 2012. The subordinated loan agreements have an initial 5 year term and will automatically

extend for additional one year periods, unless terminated. Amounts borrowed under these subordinated loan agreements bear interest at 9% per annum.

All subordinated liabilities of the Company have been approved by the Financial Industry Regulatory Authority ("FINRA") and, therefore, qualify as capital in computing net capital under the SEC's Uniform Net Capital Rule 15c3-1 under the Act ("Rule 15c3-1"). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

13. EMPLOYEE BENEFIT PLANS

Certain employees of the Company are covered by a defined benefit pension plan sponsored by the Parent. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. Benefits are based on years of service and the employee's career average pay. The Parent's funding policy is to contribute to the plan at least the minimum amount that can be deducted for Federal income tax purposes. The plan assets consist of approximately 51% equities, 47% fixed income and 2% other securities at November 30, 2012. Effective December 31, 2005, benefits under the pension plan have been frozen.

The Company participates in various benefit plans of the Parent covering substantially all employees, including an Employee Stock Purchase Plan ("ESPP") designed to qualify under Section 423 of the Internal Revenue Code ("IRC") and a profit sharing plan, which includes a salary reduction feature designed to qualify under Section 401(k) of the IRC.

14. INCOME TAXES

The Company is subject to U.S. Federal income tax as well as income tax in multiple state jurisdictions. The Company files a consolidated U.S. Federal and state combined or unitary income tax return with its Parent. In states that neither accept nor require combined or unitary tax returns, the Company files separate state income tax returns.

The Company accounts for income taxes on a separate-company basis. In the event of a loss, the Company recognizes a tax benefit to the extent that the loss is utilized in the consolidated or combined tax return to reduce the consolidated tax liability.

Deferred income tax assets and liabilities are provided for temporary differences between the tax basis of an asset or liability and its reported amount in the Consolidated Statement of Financial Condition. These temporary differences result in taxable or deductible amounts in future years and are measured utilizing tax rates that will be in effect when such differences are expected to reverse. Management believes it is more likely than not that the Company will generate sufficient taxable income in the future to realize the deferred tax asset and therefore, no valuation allowance is required at November 30, 2012. Pursuant to the tax sharing agreement between the Company and its Parent, the Company settles its deferred tax assets and liabilities with the Parent periodically. In the absence of such an agreement, the Company would have reported a net deferred tax asset of $236.2 million as of November 30, 2012, which is primarily related to compensation.

The following table presents a reconciliation of gross unrecognized tax benefits for the year ended November 30, 2012 (in thousands):

Balance — November 30, 2011	$ 74,168
Increases for tax positions related to current period	29,942
Increases for tax positions related to prior period	7,338
Decreases for tax positions related to prior period	(6,972)
Decreases related to settlements with taxing authorities	(488)
Balance — November 30, 2012	$ 103,988

The Company's unrecognized tax benefits are recorded at the Parent. The total amount of unrecognized benefits attributable to the Company that, if recognized, would affect the effective tax rate is $67.7 million (net of Federal benefit of state issues) at November 30, 2012. As of November 30, 2012, the Company recognized accrued interest related to unrecognized tax benefits of approximately $12.3 million. No penalties were required to be accrued as of November 30, 2012.

The Company is currently under examination by the Internal Revenue Service and other major tax jurisdictions in which it has business operations. The Company does not expect that resolution of these examinations will have a material effect on the Consolidated Statement of Financial Condition of the Company. It is reasonably possible that, within the next twelve months, various tax examinations will be concluded and statutes of limitation will expire. However, it is not possible to reasonably estimate the expected change to the total amount of unrecognized tax benefits and the impact on the effective tax rate over the next 12 months.

The table below summarizes the earliest tax years that remain subject to examination in the major tax jurisdictions in which the Company operates:

Jurisdiction	Tax Year
United States	2006
California	2004
Connecticut	2006
Massachusetts	2006
New Jersey	2007
New York State	2001
New York City	2003

15. COMMITMENTS AND GUARANTEES

Commitments

The following table summarizes the Company's commitments at November 30, 2012 (in millions):

	Expected Maturity Date					
	2013	2014	2015 and 2016	2017 and 2018	2019 and Later	Notional/ Maximum Payout
Equity commitments	$ 0.1	$ 0.2	$ 0.5	$ -	$ 0.3	$ 1.1
Mortgage-related commitments	938.2	465.8	577.8	-	-	1,981.8
Forward starting repos	150.0	-	-	-	-	150.0
Forward starting reverse repos	192.7	-	-	-	-	192.7
Total	$ 1,281.0	$ 466.0	$ 578.3	$ -	$ 0.3	$ 2,325.6

Equity Commitments — On May 12, 2005, the Company committed to invest an aggregate of $1.5 million in JCP Partners IV LLC, a private equity fund managed by a director and Chairman of the Executive Committee of the Parent. As of November 30, 2012, the Company had funded approximately $1.4 million of its commitment leaving $0.1 million unfunded.

As of November 30, 2012, the Company had commitments to invest up to $9.0 million in various other investments, of which $1.0 million remained unfunded.

Mortgage-Related Commitments — The Company enters into forward contracts to purchase mortgage participation certificates and mortgage-backed securities as part of its securitization activities. The mortgage participation certificates evidence interests in mortgage loans insured by the Federal Housing Administration and the mortgage-backed securities are insured or guaranteed by the Federal National Mortgage Association ("Fannie Mae"), the Federal Home Loan Mortgage Corporation ("Freddie Mac") or the Government National Mortgage Association ("Ginnie Mae"). The fair value of mortgage-related commitments recorded on the Consolidated Statement of Financial Condition was $56.6 million at November 30, 2012.

Forward Starting Repurchase Agreements — The Company enters into commitments to buy securities with agreements to re-sell and commitments to sell securities with agreements to re-purchase securities on a forward starting basis that are primarily secured by U.S. government, agency securities.

Leases — The Company has obligations under non-cancelable operating leases principally for office space that expire on various dates through 2023. At November 30, 2012, future minimum aggregate annual lease payments under such leases for fiscal years ended November 30, 2013 through 2017 and the aggregate amounts thereafter, are as follows (in thousands):

	Gross	Sub-Leases	Net
2013	$ 50,767	$ 5,440	$ 45,327
2014	47,152	5,013	42,139
2015	22,058	2,344	19,714
2016	19,909	2,221	17,688
2017	19,235	300	18,935
Thereafter	74,552		74,552

During 2012, the Company entered into a master sale and leaseback agreement under which it sold and has leased back existing and additional new equipment supplied by the lessor. The lease agreement may be terminated on September 30, 2017 for a termination cost of the present value of the remaining lease payments plus a residual value. If not terminated early, the lease term is approximately five years from the start of the supply of new and additional equipment, which commences on various dates in 2013 and 2014. At November 30, 2012, minimum future lease payments are as follows (in thousands):

Fiscal Year	
2013	$ 3,887
2014	3,887
2015	3,887
2016	3,887
2017	3,887
Thereafter	1,750
Net minimum lease payments	21,185
Less amount representing interest	2,219
Present value of net minimum lease payments	$ 18,966

Guarantees

Derivative Contracts — Certain derivative contracts that the Company has entered into meet the accounting definition of a guarantee under U.S. GAAP. Such derivative contracts include written equity put options, written currency contracts, and interest rate caps, floors and swaptions. On certain of these contracts, such as written interest rate caps and foreign currency options, the maximum payout cannot be quantified since the increase in interest or foreign exchange rates are not contractually limited by the terms of the contract. As such, for derivative contracts meeting the definition of a guarantee the Company has disclosed notional values as a measure of the maximum potential payout.

At November 30, 2012, the maximum payout was approximately $8,080.8 million. It is however management's belief that notional amounts generally overstate expected payout and that fair value of these contracts is a more relevant measure of the Company's obligations. At November 30, 2012, the fair value of derivative contracts meeting the definition of a guarantee is a liability of approximately $129.6 million. The Company substantially mitigates its exposure to market risk on these contracts through hedges, such as other derivative contracts and/or cash instruments. The Company manages risk associated with derivative contracts meeting the definition of a guarantee consistent with its risk management policies.

The following table summarizes the notional amounts associated with the Company's derivative contracts meeting the definition of a guarantee under U.S. GAAP at November 30, 2012 (in millions):

	Expected Maturity Date					
	2013	2014	2015 and 2016	2017 and 2018	2019 and Later	Notional/ Maximum Payout
Derivative contracts - non-credit derivatives	$ 8,037.8	$ 41.7	$ 1.3	$ -	$ -	$ 8,080.8

Letters of Credit — The Company has the ability to obtain letters of credit which are primarily used to support its trading at various exchanges in lieu of depositing cash or securities. Letters of credit aggregated $25.0 million at November 30, 2012 and expire in March 2013.

Other Guarantees — The Company is a member of numerous exchanges and clearinghouses. In the normal course of business the Company provides guarantees to securities clearinghouses and exchanges. These guarantees generally are required under the standard membership agreements, such that members are required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet these shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's obligations under such guarantees could exceed the collateral amounts posted. The maximum potential liability under these arrangements cannot be quantified; however, the potential for the Company to be required to make payments under such guarantees is deemed remote. Accordingly, at November 30, 2012, no contingent liability is recorded in the Consolidated Statement of Financial Condition for these guarantees.

16. RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Company obtains advances from the Parent which are generally payable on demand. The Company provides various trading, securities lending, clearing, execution and administrative services to subsidiaries of the Parent. Management believes amounts arising through related party transactions are reasonable and approximate amounts that would have been recorded if it operated as an unaffiliated entity. Amounts Due to and Due from affiliates are

periodically settled in cash. At November 30, 2012, balances with the Parent and related parties reflected in the Consolidated Statement of Financial Condition are set forth below (in thousands):

	Assets	Liabilities
Amounts due from/ due to Parent	$ —	$ 268,869
Amounts due from/ due to affiliates	20,763	107,178
	$ 20,763	$ 376,047

Trading, clearance and administrative activities — The Company has entered into expense sharing agreements with Jefferies Execution Services, Inc. ("JefEx") (a wholly owned subsidiary of the Parent), Jefferies Finance, LLC ("JFin") (a 50% joint venture of the Parent), Jefferies High Yield Trading, LLC, ("JHYT") (an indirectly consolidated subsidiary of the Parent), Jefferies Mortgage Finance, Inc. ("JMFI") (a wholly owned subsidiary of the Parent), Jefferies Capital Partners, LLC ("JCP") and Jefferies International Limited ("JIL") (a wholly owned subsidiary of the Parent). The agreements govern the services provided and reimbursements thereof. Additionally, Jefferies Bache, LLC ("Jefferies Bache") executes and clears futures trades for the Company and the Company has entered into clearing and execution agreements with JefEx, JHYT and JIL.

The Company provides clearing and administrative services to JefEx.

Under a service agreement, the Company provides JFin with certain administrative services. The Company also engages in debt capital markets transactions with JFin. During the year ended November 30, 2012, the Company purchased participation certificates in loans originated by JFin of $900.0 million, which were subsequently redeemed in full during the same year.

The Company provides trading, clearing, and general and administrative services to and which are reimbursed by JHYT.

The Company executes securities lending transactions with JIL and JHYT related to its securities lending business. At November 30, 2012, in aggregate, approximately $241.1 million of securities borrowed and $601.4 million of securities loaned on the Consolidated Statement of Financial Condition were with these affiliates.

The Company has entered into a clearing arrangement with Jefferies Bache, an indirectly wholly-owned subsidiary of the Parent. Under the arrangement, Jefferies Bache executes and clears futures trades for the Company. At November 30, 2012, the Company had a margin deposit of $18.3 million with Jefferies Bache.

JIL and certain Asian entities engage the Company to arrange for the purchase or sale of securities, and market certain securities and transactions.

In connection with its sales and trading activities, from time to time the Company makes a market in long-term debt securities of the Parent. (i.e., the Company buys and sells debt securities issued by its Parent). At November 30, 2012, approximately $6.7 million and $3.4 million of debt securities issued by the Parent are included in Financial instruments owned and Financial instruments sold, not yet purchased, respectively, on the Consolidated Statement of Financial Condition.

Berkadia Commercial Mortgage, LLC — At November 30, 2012, the Company had commitments to purchase $411.6 million in agency commercial mortgage-backed securities from Berkadia Commercial Mortgage, LLC, which is partially owned by Leucadia.

Dividend payments — The Company paid a dividend to the Parent of $250.0 million during the year ended November 30, 2012; such payment was approved by FINRA.

Stock Compensation Plans — The Company's employees participate in the share-based compensation plans of the Parent. The plans allow awards to certain employees in the form of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, unrestricted stock, performance awards, restricted stock units, dividend equivalents or other stock-based awards.

Employee brokerage accounts and loans — At November 30, 2012, the Company had $21.9 million of loans outstanding to its employees that are included in Other assets on the Consolidated Statement of Financial Condition.

17. REGULATORY REQUIREMENTS

The Company is a registered broker-dealer in securities and an introducing broker for futures and, accordingly, is subject to the net capital requirements of the SEC, CFTC and FINRA. The Company is required to maintain minimum net capital, as defined under Rule 15c3-1, of not less than the greater of $1.5 million or 2% of aggregate debit items arising from customer transactions, plus excess margin collateral on reverse repurchase transactions. Additionally, under Regulation 1.17 of the CFTC, the Company is required to maintain minimum net capital of the greater of $45,000 or the capital required under SEC Rule 15c3-1. FINRA may require a member firm to reduce its business if its net capital is less than 4% of such aggregate debit items and may prohibit a firm from expanding its business if its net capital is less than 5% of such aggregate debit items. At November 30, 2012, the Company had net capital, as defined under such rules, of $841.2 million which exceeded the minimum regulatory capital requirement by $794.4 million.

Advances to the Parent and its affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC.

As of November 30, 2012, the Company performed the computation of assets in the proprietary accounts of its introducing brokers (commonly referred to as "PAIB") in accordance with the customer reserve computation set forth in SEC Rule 15c3-3 (Customer Protection) under the Act.

******

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

January 28, 2013

The Board of Directors of
Jefferies & Company, Inc.
520 Madison Avenue
New York, NY 10022

In planning and performing our audit of the consolidated financial statements of Jefferies & Company, Inc. and subsidiaries (the "Company") as of and for the year ended November 30, 2012 (on which we issued our report dated January 28, 2013 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 for making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. We did not review the practices and procedures followed by the Company in making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC because the Company does not carry any customers' regulated commodity futures, foreign futures or foreign options accounts.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at November 30, 2012, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers, futures commission merchants and introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP